UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value of $0.001 per share

(Title of Class of Securities)

67091K203

(CUSIP Number)

Mark D. Johnsrud

c/o Nuverra Environmental Solutions, Inc.

14624 N. Scottsdale Road, Suite 300

Scottsdale, Arizona 85254

(602) 903-7802

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Mark D. Johnsrud
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or place of organization United States
	Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
		8.	Shared voting power 0
		9.	Sole dispositive power 0
		10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person IN

1.	Names of reporting persons JPJ LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or place of organization Delaware
	Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
		8.	Shared voting power 0
		9.	Sole dispositive power 0
		10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person PN

1.	Names of reporting persons Badlands Capital, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or place of organization Delaware
	Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
		8.	Shared voting power 0
		9.	Sole dispositive power 0
		10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO

1.	Names of reporting persons Badlands Development II, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or place of organization Delaware
	Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
		8.	Shared voting power 0
		9.	Sole dispositive power 0
		10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO

Explanatory Note

This Amendment No. 4 (this “Amendment”) to Schedule 13D for Mark D. Johnsrud (the “Reporting Person”) amends and supplements the Schedule 13D filed on December 10, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed on December 27, 2012, amendment No. 2 thereto filed on March 10, 2014, and amendment No. 3 thereto filed on August 29, 2016. This Amendment is being filed to disclose a reduction in the Reporting Person’s beneficial ownership of the common stock (the “Common Stock”) of Nuverra Environmental Solutions, Inc. (the “Company”) to below 5% of the Company’s outstanding Common Stock. As the Reporting Person no longer beneficially owns more than 5% of the Company’s outstanding Common Stock, this Amendment is the final amendment to the Original Schedule 13D and an exit filing for the Reporting Person.

Item 5. Interest in Securities of the Issuer.

The disclosure previously provided in Item 5 of Amendment No. 3 is hereby amended and restated in its entirety to provide the following disclosure:

(a)	The Reporting Person does not beneficially own any securities of the issuer.

(b)	As the Reporting Person no longer beneficially owns any securities of the issuer, the Reporting Person does not have any sole or shared power to vote or direct the vote of any securities of the issuer, and does not have any sole or shared power to dispose or direct the disposition of any securities of the issuer.

(c)	The Reporting Person has not effected any transactions in the securities of the issuer in the past 60 days.

On May 1, 2017, the Company and its material subsidiaries filed voluntary petitions under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to pursue prepackaged plans of reorganization (together and as amended, the “Plan”). On July 25, 2017, the Bankruptcy Court entered an order confirming the Plan and, on August 7, 2017 (the “Effective Date”), the Plan became effective pursuant to its terms and the Company and its material subsidiaries emerged from the chapter 11 cases. On the Effective Date, pursuant to the Plan, (i) all outstanding shares of the Company’s pre-Effective Date common stock and all other previously issued and outstanding equity interests in the Company, and any rights of any holder in respect thereof, were cancelled and discharged and (ii) all agreements, instruments, and other documents evidencing, related to or in connection with the pre-Effective Date common stock and all other previously issued and outstanding equity interests of the Company, and any rights of any holder in respect thereof, were cancelled and discharged.

(d)	Not applicable.

(e)	On August 7, 2017, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Company. The Reporting Person does not beneficially own any securities of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2017	/s/ Mark D. Johnsrud
Mark D. Johnsrud

JPJ LP

By: Badlands Capital, LLC, its general partner

/s/ Mark D. Johnsrud
	Name:	Mark D. Johnsrud
	Title:	Manager

Badlands Development II, LLC

/s/ Mark D. Johnsrud
	Name:	Mark D. Johnsrud
	Title:	Manager

Badlands Capital, LLC

/s/ Mark D. Johnsrud
	Name:	Mark D. Johnsrud
	Title:	Manager